

LAW OFFICES OF

DICKIE, MCCAMEY & CHILCOTE

A PROFESSIONAL CORPORATION

TWO PPG PLACE, SUITE 400
PITTSBURGH, PENNSYLVANIA
15222-5402

TEL. 412-281-7272
FAX. 412-392-5367
WWW. DMCLAW.COM

RECD S.E.C.
JAN 2 4 2006
1086

RECEIVED
JAN 2 . 2006
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

January 23, 2006

Jay Williamson
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Keystone Insurers Group, Inc.
Form 1-A, filed November 1, 2005
File No.: 24-10133

Dear Mr. Williamson,

We acknowledge receipt of your letter dated December 9, 2005 containing comments to the above referenced Form 1-A filing by Keystone Insurers Group, Inc. (the "Company"). The following is our response to your comments, quoted below in italic type. Where you advised that we should revise the Form 1-A filing and related documents, we have made the revisions accordingly. We have reduced the minimum proceeds of the offering to $1,000,000. That amount reflects the minimum that would be consistent with our goals and takes into account the possible withdrawal of the offering from North Carolina if we cannot obtain a waiver from the broker requirement or if a broker cannot be found. We respectfully request a prompt qualification of the offering statement consistent with our response to question 96.

<u>General</u>

1. We note your disclosure that the purchase of shares may be financed by the issuance of a secured promissory note. The promissory note may be pre-paid at any time; however, it can also extend for a four year period. While the subscription agreement is irrevocable, the company's Board of Directors retains sole discretion to revoke the agreement. In addition, under the Shareholder Agreement Sec. 9.3 the shareholder only owns those securities which have been paid in full under the terms of the promissory note. In light of this, please advise us of the following. Firstly, whether the company is excluding the interest to be received from the issuance of notes for the calculation of the $5,000,000 aggregate offering price limitation under Rule 251(b)? If so, please state the reasoning behind the determination. Secondly, Rule 251(d)(3) incorporates the requirements of Rule 415 into a Regulation A offering. Currently, Rule 415(a)(2) only permits the sale of securities which the registrant reasonably believes will be sold within two years from the effective date of the registration. Please provide an analysis of this requirement as it relates to your offering. We may have further comment.

PITTSBURGH 412-281-7272 ✦ HARRISBURG 717-731-4800 ✦ PHILADELPHIA 215-925-2289 ✦ WASHINGTON, D.C. 888-434-5566 ✦ NEW JERSEY 856-354-0192 ✦ NORTH CAROLINA 704-334-1108 ✦ OHIO 740-284-1682 ✦ WEST VIRGINIA 304-233-1022

The aggregate offering price of this offering will not exceed the $5,000,000 aggregate offering price limitation under Rule 251(b). Any interest received in connection with the promissory notes will be counted toward the $5,000,000 maximum.

Section 9.3 of the Amended and Restated Shareholders Agreement concerns a shareholder's right to vote his or her shares, receive dividends and enjoy other benefits of share ownership when the shares have been purchased by installment payment. Section 9.3 applies to shares which are purchased by shareholders pursuant to Section 4 (relating to transfers of shares already owned by a shareholder) and Section 5 (relating to mandatory redemption of shares by the company or other shareholders upon the occurrence of certain specified events). Under such circumstances, a shareholder who purchases shares will not be deemed to own them until payments have been made in full. Section 9.3 is limited to purchases of shares pursuant to Section 4 and 5 of the Amended and Restated Shareholders Agreement. Accordingly, Section 9.3 is not applicable to shares which are purchased under different circumstances, including shares purchased under this offering. Under this offering, the issuer has determined that ownership of the shares will vest upon the issuer's acceptance of a valid subscription agreement. Payment for the shares may be made by promissory notes so long as the notes are secured by sufficient collateral. We have clarified and revised the offering statement to so indicate.

2.   *We note that you have redacted portions of Mr. Boedker's and Mr. Azar's employment agreement. We have received a confidential treatment request for this item and are processing the request. We will respond to your confidential treatment as soon as possible.*

We are filing employment agreements for Colin R. Buzzard, Joseph P. Joyce and George C. Wynne. We have previously furnished the unredacted employments for David E. Boedker and Michael Azar in connection with the request for confidential treatment, which request has been withdrawn.

3.   *Revise the offering statement to include the information required in Form 1-A Part III – Exhibits. You must file all of the company's material contracts with insurance companies and all material management contracts entered into by the company. Please note that we will review all exhibits upon your filing the next amendment to the Form 1-A. No further review or comment on the filing will be made until the exhibits, including all material management contracts, to the Form 1-A are filed. Upon receipt and review we will issue comments on the revised document including the filed exhibits.*

We are filing all material management contracts (consisting of the five employment agreements) pursuant to this comment. We have revised the list of exhibits to so indicate. We are supplementally furnishing all of the Company's contracts with its carriers. We respectfully

ask that you waive the requirement to file such contracts as exhibits because (a) given the volume of these contracts, the requirement would impose an unreasonable burden on the Company; (b) the contents of these contracts are similar to one another; and (c) the prospective purchasers are already familiar with these contracts, and in fact, are parties to many of them.

4. *Please revise to restate all questions and notes in your offering circular.*

We have revised the offering statement pursuant to this comment.

Cover Page

5. *Please include the name of your agent for service of process on the cover page.*

We have revised the cover page pursuant to this comment.

Part I — Notification, page ii

6. *Please provide a response to Items 1(c), (f), and (i)-(m). Under Part I all items must be addressed, and negative responses should be included.*

We have revised Part I pursuant to this comment.

7. *For the noted record owners of 5 percent or more of the company's equity that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over such company or entity. Also provide the residential address for the control persons of the record owners and beneficial owners of 5 percent or more of the company's equity.*

We have revised to provide the information.

8. *Provide the residential address for counsel to the issuer.*

We have added the information pursuant to this comment.

9. *It appears to us that the company has promoters. See Rule 405 of the Securities Act of 1933 for the definition of promoter. Revise as appropriate.*

The company does not have any promoters. The company was founded as a corporation by four insurance agencies in 1983. Only one of the four original agencies is active in the operation of the Company. Robert E. Naginey, the president and chief executive officer of Pfeiffer-Naginey Insurance Agency, Inc., is a director and corporate secretary of the Company.

However, Mr. Naginey is not involved in the offering. Nobody associated with the company fits the description of a promoter as set forth in Rule 405.

10.   *Indicate all persons who are affiliates of the issuer. See Rule 405 of the Securities Act of 1933. Provide the business and residential addresses for those persons.*

We have revised Item 1(g) pursuant to this comment.

Item 4. Jurisdictions in which Securities. Are to be Offered, page v

11.   *Identify the officers, directors and employees who will be offering the securities.*

The persons who will be offering the securities are identified under Item 24 of the offering statement. We have revised Item 4 of Part I to so indicate.

12.   *Please revise this section to state the method by which the securities will be offered as required by Item 4(b) of Form 1-A and describe how buyers will be solicited.*

We have revised Item 4(b) pursuant to this comment.

13.   *Advise us supplementally of the basis for the issuer's officers and directors participation in the offering without registration as a broker dealer through Section 15(b) of the Securities Exchange Act of 1934. We may have additional comment upon review of your response. We may refer your filing to the Division of Market Regulation and they may have additional comments.*

The officers and directors participating in the offering are not brokers or dealers requiring registration under Sec. 15(b) of the Securities Exchange Act of 1934. None of the officers or directors engages in the business of buying or selling securities, either for his/her own account or for the account of others. They are deemed not to be brokers under Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. None of the officers or directors is subject to a statutory disqualification, is compensated in connection with his/her participation in the offering or is an associated person of a broker or dealer. In addition, the officers and directors primarily perform substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; none of them was a broker or dealer or an associated person of a broker or dealer within the 12 months preceding the offering; and none of them participates in selling an offering of securities for any issuer more than once every 12 months. Accordingly, none of them is deemed to be a broker solely by reason of his/her participation in the offering.

Item 5. Unregistered Securities Issued or Sold Within One Year, page v

14.   *In connection with the June 22, 2005 stock split you appear to have issued a redeemable warrant for $7,893. To the extent that these warrants were issued or exercised, please advise us of the Securities Act exemption used for the issuance or exercise, and include any stock sales in your response to Item 5. In addition, to the extent that the warrants are still subject to redemption, please disclose the dollar value of redeemable warrants outstanding, as well as their effect on your liquidity and capital resources. Further, please reconcile any responses to your Solicitation of Interest responses, i.e. the SOI supplement indicates that no securities have been issued in exchange for services, and there are no warrants outstanding held by current shareholders.*

The warrants issued in connection with the stock split were exempt from registration under Section 3(a)(9) of the Securities Act. Section 3(a)(9) exempts "security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given for soliciting such exchange." Rule 149 under the Securities Act defines the term "exchanged" as including "the issuance of a security in consideration for the surrender by the existing security holders of the issuer, of outstanding securities of the issuer, notwithstanding the fact that the surrender of the outstanding securities may be required by the terms of the plan of exchange to be accompanied by such payment in cash by the security holder as may be necessary to effect an equitable adjustment, in respect of dividends or interest paid or payable on the securities involved in the exchange, as between such security holder and other security holders of the same class accepting the offer of exchange."

In effecting the stock split, the Company authorized the issuance to its existing shareholders exclusively the warrants and certain shares of common stock, in consideration for the surrender of their existing shares. No commission or other remuneration was paid or given for soliciting such exchange. When the warrants are exercised, the Company will issue shares of common stock of the Company to its existing shareholders exclusively, in consideration for the surrender of the warrants of the Company. No commission or other remuneration will be paid or given for soliciting such exchange. Therefore, the issuance and exercise of the warrants satisfy the requirements of exempted securities under Section 3(a)(9) and Rule 149 promulgated thereunder.

We note your comment regarding the warrants' potential effect on the Company's liquidity. We have revised the warrant to eliminate the warrant holders' right to redemption. While the Company will still have the right to redeem the warrants, the revised warrant will not affect the Company's liquidity as the holders will not have the right to demand redemption.

The SOI supplement was used in December 2004, prior to any issuance of warrants.

Pursuant to your comments, we have revised Item 5 to include the issuance of common

stock and warrants in the stock split, and the dollar value of the redeemable warrants outstanding and their effect on our liquidity and capital resources.

Item 9. Use of a Solicitation of Interest Document, page v

15.   *We note your disclosure that you used a solicitation of interest document as authorized by Rule 254 in connection with the proposed offering on or about December 21, 2004. We note that the company filed a solicitation of interest form on November 26, 2004. Please revise to indicate when the publication authorized by Rule 254 was used by the company.*

The publication authorized by Rule 254 was used by the company on or about December 21, 2004.

Offering Statement Cover Page

16.   *Revise to clarify who are the "Certain employees of franchises" who are eligible to participate in the offering at the discretion of the issuer's board of directors.*

We have revised the Cover Page and offering statement Summary pursuant to this comment.

17.   *Highlight in bold face type on the cover page of the offering circular that the company has a first right of refusal and mandatory redemption rights to purchase any shares offered for resale by any shareholder.*

We have revised the Cover Page according to this comment.

18.   *Please indicate on the cover page of the offering circular the duration of the offering.*

The Cover Page has been revised to indicate that the duration of the offering is 120 days for the current eligible purchasers and two years for future new franchises.

19.   *Please revise to indicate the state file numbers for your applications in Pennsylvania, North Carolina and Virginia.*

We have revised to indicate the state file numbers.

Offering Statement Summary, page 1

20.   *We note your disclosure on page 1 that you "reserve the right to modify [y]our offering without prior notice." Your disclosure seems to contemplate that you may modify the terms of*

your on-going offering. It appears to us that such changes in the terms of the offering would be a different transaction than the one offered in the company's offering statement. Revise to remove this reservation or, advise us of the legal basis for the reservation. We may have further comment.

We have removed this reservation from the offering statement summary.

21.   We note your statement that "purchasers will have 30 days from the date of the informational meeting they attend in which to return their executed Subscription Agreements and related documents, including payment ..." It appears that you anticipate that you will complete the offering through multiple closings each 30 days from the date of the company's informational meetings. Given your statement that implies that there will be multiple closings, advise us how the offering may be made pursuant to Rule 415. See Rule 251 of Regulation A. Revise the disclosure to clarify the terms of your offering.

The company plans to hold informational meetings within 90 days after receiving final regulatory approval in each of the three states where the issuer is conducting the offering. Eligible purchasers will have thirty days after the informational meeting they attend to subscribe. In addition, this offering includes common stock offered to new franchises on a rolling basis in the two years following the qualification date. The Company will furnish the undertakings required by Item 512(a) of Regulation S-K.

We have revised the disclosure pursuant to this comment.

22.   We note your statement that "we reserve the right to extend the offering and the period of time in which payment and other documents must be received at our sole discretion." You must indicate when the offering will terminate and the length of any extension of the offering period. See Rule 10b-9 of the Securities Exchange Act of 1934. Please revise as appropriate.

We anticipate that the offering to currently eligible purchasers will terminate on the 120th day after we receive final regulatory approval, but reserve the right to extend the offering to up to 270 days. In light of your comment 38, we have also decided to include in this offering all offers of our common stock that we plan to make to new franchises in the two years following the qualification date of this offering statement. We have revised the offering statement to so indicate.

23.   We note your disclosure here and elsewhere, that certain shareholders are "capped" in the amount of voting shares that they may hold. Please clarify your disclosures, here and elsewhere, to indicate that not all shares sold will be voting shares. Please also advise us whether the company will undertake to inform investors whether some, or all, of their shares will be non-voting due to the cap. In addition, please state whether the company reserves the

right to modify these restrictions.

We have clarified the offering statement to provide that the shares offered in the offering will be subject to the "cap" in the percentage of voting shares that shareholders and senior officers may hold. We do not expect any purchaser to exceed the cap, but those persons who do will be notified and offered non-voting shares. These restrictions may be modified by the Company's board of directors or shareholders upon the approval of at least 80% of the members of the board of directors or holders of at least a majority of the voting shares.

The Company will undertake to inform investors at the informational meetings that some of their shares will be non-voting due to the cap.

24. *Revise to indicate the redemption price that will be paid for shares under the mandatory redemption rights or how that price will be determined.*

We have revised the offering statement summary to indicate that the redemption price will be the price per share resulting from the annual valuation of the Company performed by an independent party pursuant to the Amended and Restated Shareholders Agreement.

<u>Terms of the Offering, page 4</u>

25. *Please revise to address the timing of the company's acceptance or rejection of subscription agreements.*

We have revised the offering statement to indicate that (a) purchasers will have 30 days after the informational meeting they attend to submit the subscription agreement, (b) all offers to currently eligible purchasers will terminate 120 days after we receive all regulatory approval, (c) the issuer has the right to extend the offering to currently eligible purchasers to 270 days after the receipt of regulatory approval, and (d) all new franchises which become franchises within two years of the qualification of the offering statement will have 30 days after they sign a franchise agreement with the issuer to purchase shares under this offering.

26. *We note your disclosure on page 5 that completion of the offering is conditioned on your receipt of subscriptions for at least 150 shares of stock. Please disclose whether this would include only subscriptions for cash, or would also include subscriptions payable by note. If the minimum escrow provision can be satisfied through the receipt of a note, please disclose this fact, and if appropriate, include a risk factor discussing the risks associated with not having the entire 1.5 million in proceeds immediately available to the company.*

The minimum proceeds required for the completion of the offering has been reduced to $1,000,000, or subscription of at least 100 shares of stock. We believe that the reduced

minimum reflects the minimum amount that would permit us to complete the offering consistent with our goals. The minimum subscription requirement includes subscriptions payable by note. We have revised the offering statement to disclose this fact and added a risk factor discussing risks associated with not having the entire $1 million in proceeds immediately available to the company.

27.   *We note that this is a minimum-maximum offering. Please disclose whether or not officers, directors, or promoters plan to purchase securities in an effort to reach the minimum.*

The officers and directors have largely indicated their intention to participate in the proposed offering through the Solicitation of Interest procedure. However, they do not plan to purchase securities in an effort to reach the minimum.

28.   *Please revise your discussion of the note purchase option on page 5 and elsewhere, to indicate when share ownership vests under the finance plan. That is, disclose whether the note issuer will have shareholder rights, such as voting, receipt of notices, participation in profits, etc., during the period that the note is outstanding. In addition, please disclose whether the 25 percent paid by the investor will be available to the company when paid, or kept in escrow until ownership has transferred.*

We have revised the offering statement to indicate that share ownership vests upon the signing and acceptance of the subscription agreement.

Offering Price, page 6

29.   *Please file a copy of the Reagan & Associates valuation report referenced on page 6. In addition, please file their consent to being named in your offering circular.*

We are filing a copy of the valuation report and Reagan Consulting, Inc.'s consent as an exhibit to the offering statement pursuant to this comment.

30   *Please revise to disclose the amount of compensation paid by the company for the valuation by Reagan & Associates of Atlanta, Georgia.*

We have revised to disclose such information.

How to Subscribe, page 6

31.   *We note that you will hold all subscription funds in an escrow account at Westfield Bank. Please revise to file the escrow agreement with your Form 1-A. Please describe in an appropriate section the material terms of the escrow agreement.*

The Impoundment of Funds Agreement filed as Exhibit 6 to the Form 1-A is the escrow agreement. We have added a description of the agreement under "Conditions of the Offering."

Risk Factors, page 7

32.   Please revise your first paragraph to indicate that you discuss all material risk in this section. We also note your statement that "additional risks and uncertainties not presently know to us or that we apparently deem immaterial may also impair our business operations." You should not reference risks that are not deemed material. Revise to delete the noted statement.

We have revised the first paragraph pursuant to this comment.

33.   Revise the subheadings to reflect, the material risk to the company that you discuss in the text. The risks should be specific and should avoid general statements such as operations will be adversely affected.

We have revised the subheadings of risk factors 1, 4, 5, 6, 8, 11, 12, 16 and 17 pursuant to this comment.

34.   The heading to risk factor 5, on page 9, appears inconsistent with the text of the risk factor. The word "over" appears to imply experience, where the text appears to imply a lack of experience in the franchise business. Please revise, or advise us why no revision is necessary.

We have revised the heading to more accurately reflect the text of the risk factor.

35.   We note your statement in risk factor 5 that "while the franchising model has proven to be successful in Pennsylvania, North Carolina and recently Virginia, our strategic .... " We also note your statement in risk factor 11 that "our current expansion plan, if successful, should spread this risk out across different regions of the country ..."Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section.

We have removed the mitigating language in risk factors 5, 11, and 12.

36.   We note your disclosure on page 9, and elsewhere, that your philosophy is to provide shareholders value in their investment and that your shares have appreciated over 200% in the past five years. Revise to remove these statements from the risk factor section. If you intend to keep the statement regarding share appreciation in other parts of your offering circular, provide support for your assertion.

We have revised to remove these statements from the offering statement.

37.   We note in the paragraph of risk factor 8 that you appear to indicate 35% of your revenues come from contingent commissions. Revise this risk factor to indicate the risk to investors in the second or third sentence of your risk factor. Also revise your risk factor subheading to specifically address the amount of your dependence on these types if commissions.

We have revised the risk factor pursuant to this comment.

38.   We note your disclosure on page 11 that you, "plan to offer all new franchises, on a rolling basis, the opportunity to purchase shares of [y]our common stock within the first 30 days after they sign a Franchise Agreement". Please disclose whether these sales will be on terms similar to this offering, and provide an analysis of the applicable securities law exemptions which will be used for these sales. This analysis should include a discussion of any potential integration issues. We may have further comment.

We have revised the offering statement to include offers made to new franchises in the two years following the initial qualification date of the offering statement. We will suspend all offers for such period as appropriate following the two year period to avoid integration of this offering and any future offers.

39.   We note your statement that "if we do not act swiftly to disengage these underperforming franchise agencies, our results of operations could be adversely affected." Supplementallyadvise us how the company "disengages" any underperforming franchise. We may have further comment.

We may terminate a franchise if it defaults under the terms and covenants of the franchise agreement, the uniform franchise offering circular or the operating manual. Some or all of these documents contain financial covenants, including payment of fees to us. The termination process is set forth in such documents. We have revised the risk factor to delete the statement you quoted since it may give the inaccurate impression that we have the ability or desire to terminate a franchise for being financially unsuccessful even if it has not defaulted under any of its agreements with us.

40.   Please revise you disclosure in risk factor 13 on page 12, to remove your reference to your belief that you are "possibly the largest insurance aggregator of [y]our kind in the US" unless you can substantiate your claim. If you can substantiate this claim, please do so.

We have removed the statement pursuant to this comment.

41.   Revise to clarify the risk to investors being addressed in risk factor 15.

We have revised risk factor 15 to indicate that we may be required to make payments in excess of our insurance coverage relating to indemnification provisions.

42. *Risk factors 8 and 19 and risk factors 12 and 18 respectively appear redundant and should be consolidated.*

We have consolidated these risk factors.

43. *We note your disclosure in risk factor 17 that several individual received warrants to purchase additional shares of our common stock. Indicate when the warrants were issued. We also note that upon completion of the offering warrants exercisable for up to 20% of the issued and outstanding shares would be issued to your existing shareholders. Finally we note that the senior officers are 'restricted to owning as a group no more than 20% of the issued and outstanding voting stock and that any shareholder is limited to owning 9.99% of the issued and outstanding voting stock. Indicate in an appropriate section the impact of these limitations on the ability of the warrant holders to exercise these warrants. We may have further comment.*

We have revised risk factor 17 to indicate that the warrants were issued on June 22, 2005, and that any shares held by shareholders or senior officers as a result of the offering or exercise of warrants which are in excess of the limitations will be non-voting shares.

44. *Please include a risk factor discussing any potential conflicts of interest which might result from having company directors own interests in specific franchisees, or other entities, which do business with the company. Please also specifically address these implications as they relate to the minority interest of Duncan Financial Group in several company subsidiaries.*

We have included the risk factor pursuant to this comment.

45. *Please include a Risk Factor discussing potential risks to investors inherent in the mandatory redemption provisions contained in your Shareholder Agreement. These might include, but are not limited to, unfavorable tax consequences due to an inability to control the timing of the taxable event, and a failure to capture share appreciation due to the time lag between the sale and most recent company valuation.*

We have included the risk factor pursuant to this comment.

Business and Properties, page 14

46. *Your statement indicates that you will have 96 franchises in 144 locations on or about November 30, 2005. Update your disclosure regarding your franchises.*

We have postponed the transition and revised the offering statement to indicate that the current stockholder agencies will sign franchise agreements with us by on or about February 28, 2006.

47.   Please revise to indicate on page 16 the duration of the existing franchise agreements.

We have revised to indicate that the duration of the Existing Franchise Agreement is 10 years and that agencies which became our franchises in or after October 2005 signed the Revised Franchise Agreement with five year duration.

48.   We note your disclosure on page 17. Please revise to indicate whether the Duncan Financial Group, LLC, Emerson, Reid & Company, and Tuscarora Wayne Group, Inc. have any other affiliation with the company beyond the noted ownership interest. Clarify that the Duncan Financial Group is the Keystone franchise that has an ownership interest in KIG Financial Services.

We have revised the disclosure to indicate that the Duncan Financial Group, LLC is a Keystone franchise and also a shareholder of the issuer, and that the Duncan Financial Group, LLC, Emerson, Reid & Company, and Tuscarora Wayne Group, Inc. have no other affiliation with the company beyond the noted ownership interest.

49.   Clarify whether KIG Risk Managers and KIG Benefit Services are the same entities as Keystone Risk Managers LLC and Keystone Benefit Services LLC, respectively.

We have replaced references to "KIG Risk Managers" and "KIG Benefit Services" with the "Keystone Risk Managers LLC" and "Keystone Benefit Services LLC," respectively.

50.   We note your disclosure on page 19 that you earn revenue through insurance carrier expense reimbursement fees. Please explain what an insurance carrier expense reimbursement fee is and why it constitutes revenue.

Under our contracts with insurance carriers, we are entitled to receive .5% of the carrier's gross premium written by our franchises or a lump sum payment in order to compensate us for expending considerable resources to successful, ongoing individual agency management, growth and profit with the carriers. The carrier expense reimbursement fees constitute revenue because they cannot be attributed to any specific costs incurred on account of any specific carrier.

51.   On page 23 we note that you sometimes receive non-monetary compensation from insurance carriers with whom you have negotiated contracts. Please advise us of what items

are typically deemed non-monetary compensation, and whether this form of compensation is reflected in the financial statements. To the extent that these items are "used" by management, please advise us whether these items are included in management compensation and their approximate value. We may have further comment.

Non-monetary compensation includes promotional packages provided by insurance carriers, such as tours. These items are not reflected in the financial statements because they are generally allocated to franchises and generally not used by the issuer, although we have the right to retain them under the franchise agreements. To the extent that these items would be used by management, they would be included in management compensation and reported on their tax returns.

52.   *Please clarify, on page 24 and elsewhere, any differences between the franchise agreements being entered into by stockholder agencies, current franchises investing in the offering, and current franchises not investing: This analysis should include, but is not limited to, any differences in rates or fees paid to the company.*

We have revised the last paragraph of Item 3(b) to explain the difference between the existing and revised franchise agreements, and provided cross reference to this explanation in the offering statement.

53.   *Explain what you mean by your statement "the same terms and monthly fees will apply to these stockholders agencies that have become franchises and the current franchises that invest in this Offering, but the rates and/or increases or decreases of the calculated fees will be phased in over the next four years for the stockholder agencies that have become franchises and the existing franchises that accept the Revised Franchise Agreement."*

The statement means the stockholder agencies that have become franchises and the current franchises that invest in this offering will sign the same franchise agreement. As a result, their rates and calculated fees may change and, if so, such change will be phased in over the next four years. We have revised the statement to read: "After the signing of the Revised Franchise Agreement, monthly service fees for stockholder agencies which become franchises will be phased in over 4 years, and such stockholder agencies will be required to pay only 25% in the first year, and 50% and 75% in the next two years, respectively. Likewise, if an existing franchisee becomes subject to any increase or decrease in the monthly service fee due to the signing of the Revised Franchise Agreement, the change will also be phased in over four years."

54.   *Revise to describe the material terms of your contracts with Penn National, St. Paul Travelers Insurance Company, Harleysville Insurance Co., Auto Owners and Liberty RAM Companies.*

The contracts generally (i) give us the authority to represent the insurance carrier and sell their products and services, (ii) as a condition to such authority, require that we be a licensed insurance agent, and (iii) provide compensation and/or commission to us. We have revised the offering statement to so indicate.

55.   *Please define what you mean by "an explosion in the number of insurance agency aggregators" on page 24. Alternatively, please remove the reference to "explosion."*

We have replaced the word "explosion" with "significant increase".

56.   *On page 25 you disclose that the "diminishing numbers of independent agencies is not likely to be a factor that will materially impact [y]our planned growth". However, in Risk Factor 14 on page 12, you state that your expansion plans may be limited by the number of independent agencies available for franchise. Please reconcile these two statements.*

We have revised the disclosure to indicate that the diminishing numbers of independent agencies may affect our growth in the long run, but is not likely to affect us in the near future.

57.   *Provide support for the company's statement that the company is "one of the first and largest aggregators of our kind in the country." The basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the offering circular or provided supplementally to us. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.*

We have removed the statement and similar statements pursuant to this comment.

58.   *We note your disclosure on page 25 that you have been successful in your business model with a 99.99% retention of franchises over the past 22 years. It appears to us that you have only been in the franchise business for 5 years. Please substantiate your statement and clarify, if true, that you have only been in the franchise business for 5 years.*

We have revised the disclosure to indicate that we have been successful in our aggregation strategies for 23 years.

59.   *Revise to indicate the price ranges for the company's services or the formula for determining those prices.*

The fees charged by the Company are discussed under "Fees from Franchises" under Item 3(b). The fees charged by the Company's subsidiaries for their products and services are negotiated on an account by account basis, based on the amount of work involved. We have

revised the offering statement to so indicate.

60.   *Indicate the relative size and financial and market strengths of the company's competitors.*

        We have added the information in the offering statement.

61.   *Please indicate, in your response to 3(f) on page 26 the number of additional employees the company plans to hire in the next 12 months. In addition, please indicate any benefits or incentive arrangements the company has, or will have with its employees.*

        We have revised the offering statement pursuant to this comment.

62.   *Please avoid unnecessarily duplicative disclosures. For example, several paragraphs on pages 29-30 repeat, verbatim, disclosures on pages 14-15.*

        We have deleted the duplicative disclosure pursuant to this comment.

63.   *Please address whether the company's employment agreements with senior officers contain non-compete covenants.*

        We have revised Item 40(c) to indicate that the employment agreements with senior officers do not contain any non-compete covenants.

64.   *We note your disclosure on page 29 indicates that the state Attorneys General for various states are examining the insurance industry's compensation practices. We also note you indicate in the risk factors section that contingent commissions accounted for approximately 35% of your revenues in 2004. Revise your response to Item 3(i) to address the potential effects upon company revenues' of any new regulations regarding these compensation arrangements.*

        We have revised Item 3(i) pursuant to this comment.

65.   *Revise your response to Item 3(j) to indicate whether the company's subsidiaries are included in the financial statements. It they are not included or included but not consolidated then please explain.*

        We have revised Item 3(j) to indicate that the subsidiaries are included and consolidated in the financial statements.

66.   *Please clarify who may redeem the split warrant, discussed on page 32, and when they may do so. In the event that shareholders may redeem the warrant for its cash value, please*

discuss any effects on the company's liquidity due to such redemption.

The disclosure states that the Company may redeem the split warrant at any time after the fifth anniversary of the date of its issuance. We have revised the split warrant to eliminate the warrant holder's right to redemption. Since any redemption is subject to the Company's discretion, there should be no adverse effect on the company's liquidity due to such redemption.

67. *We note your disclosure on page 35 and elsewhere, that you will issue warrants to existing shareholders exercisable for up to 20% of the shares issued in this offering. We further note that this promise was made in connection with certain concessions granted to those shareholders related to the current financing. Please advise us of the securities exemption that will be used for the issuance of these warrants. In addition, please provide an analysis of any Rule 251 integration issued as it relates to your offering.*

The company authorized the issuance of the warrants to the existing shareholders as part of the restructuring of the company, including the stock split, and to reward the shareholders for giving up certain rights, including certain preemptive rights, and agreeing to become franchises. As such, the warrants constitute exempted securities under Section 3(a)(9) of the Securities Act of 1933, which exempts "security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given for soliciting such exchange." Since these warrants were authorized before this offering, they should not be integrated in this offering under Rule 251.

Offering Price Factors, page 34

68. *Revise the responses to Item 7(a) to clarify that the difference being addressed is the difference between the $10,000 per share offering price and the $3,710 per share net tangible book value.*

We have revised Item 7(a) pursuant to this comment.

69. *We note your statement that book value per share represents only a "portion of the actual value of the stock of the Company, as established by the independent consulting firm of Reagan & Associates ..." We do not understand your statement that the $10,000 valuation is the "actual value of the stock". Please revise to clarify that this valuation is not a market valuation and only reflects a valuation of the company by Reagan & Associates.*

We have revised Item 7(a) pursuant to this comment.

70. *We note your response to Item 7(b). We also note your statement that the company*

issued warrants to purchase additional shares in connection with your recent stock split. Revise your response as appropriate.

We have revised the disclosure to include the warrants.

71.   We note your statements in the last paragraph in your response to Item 8(b). Please revise to also reflect the implicit valuation noted in the question — which would reflect the total outstanding shares after the offering time the offering price per share.

We have revised Item 8(b) pursuant to this comment.

Use of Proceeds, page 37

72.   Revise to indicate the anticipated cost of a dealer involvement in North Carolina in your footnote.

We have added the information pursuant to this comment.

73.   We note your use of proceeds for "targeted acquisitions & internal growth" with an amount of $2,500,000 if the maximum is raised. Please describe in greater detail the use of proceeds that fall under this heading. We may have further comment.

The term "targeted acquisitions & internal growth" includes (a) acquisitions of businesses that will complement our core business methodology, such as acquisitions of wholesalers of insurance policies and third party administrative firms, and (b) expansion of resources we make available to our franchises. We have added a footnote to explain the term.

74.   We note that you will use between $525,000 and $500,000 of the offering proceeds for working capital purposes. Clarify the anticipated working capital uses of the proceeds.

We have revised this section to reflect the new minimum offering proceeds of $1,000,000 and in response to your comment. We have reduced the amount to be used as working capital and allocated more proceeds to recruitment and training of P&C sales people because the amount to be used as working capital in the original offering statement included expenses incidental to recruitment and training. Anticipated working capital needs include the payment of insurance premiums to insurance companies, cost of advertising, negotiating and executing insurance carrier contracts and franchise agreements, such as the cost of travel and lodging, office equipment, office rent and additional employees, and other working capital uses. We have added a footnote to clarify.

75.   We note your response to Item 10(c) that you will not use any proceeds to acquire

assets. We also note you indicate that you will use proceeds for targeted acquisitions. Please revise or advise.

We have revised Item 10(c) to indicate our plan to make targeted business acquisitions.

76.   We note your response to Item 12 indicates your priority for the use of proceeds. Please revise to indicate the priority of your use of proceeds for targeted acquisitions.

We have revised Item 12 to indicate that targeted acquisitions is our last priority.

Capitalization, page 39

77.   Please revise your capitalization table on page 39 to conform to the exemplar in request 13. Currently it appears as if the 7/31/05 column is not presented.

We have revised the capitalization table to conform to the exemplar in request 13.

78.   Please remove the bolded instruction on page 40.

We have removed the bolded instructions pursuant to this comment.

79.   Please revise your disclosure to include the actual amounts outstanding at the most recent balance sheet date.

We have revised to disclose the actual amounts outstanding.

Description of Securities, page 40

80.   Please revise to explain cumulative voting rights. We also note your statement that each shareholder is granted the right to purchase shares in any new issuance of at least 150 shares or more that we undertake. Advise us why you have not checked the box indicating that you have preemptive rights to purchase new shares.

We have revised to explain cumulative voting rights and checked the box indicating that shareholders have preemptive rights to purchase new shares.

81.   Please add disclosure discussing any restrictions on share holdings by spouses jointly as well as any restrictions on share transfers in divorce proceedings.

We have added the disclosure in the offering statement summary and under item 14 and Item 25.

82. *We note your disclosures that the securities being offered are subject to mandatory redemption provisions under stated events. Please disclose the basis for determining the repurchase price, and whether shareholders will have an opportunity to contest the price offered. Also revise the Item 25 in response to this comment.*

We have revised to disclose the basis for determining the repurchase price, and to disclose that shareholders will not have an opportunity to contest the price offered because it is based on valuation by an independent third party.

83. *Revise your response to Item 19 to indicate any restrictions on dividends required by state securities laws.*

We have revised Item 19 to indicate restrictions on dividends under state corporate laws, and deleted the reference to state securities laws.

84. *We do not understand your response to Item 20. Please revise or advise.*

We have revised to indicate that we do not intend to declare or pay dividends in the foreseeable future.

Plan of Distribution, page 42

85. *Please revise your response to Item 22 on page 42 to appropriately reflect the Item numbers. Currently you reference the response to Item 22 — as opposed to Item 21 — in respect to your sale of shares in North Carolina. In addition, you state that you "will update [y]our response to this Item 23" instead of Item 22.*

We have revised Item 22 according to this comment.

Officers and Key Personnel of the Company, page 45

86. *Please provide information regarding your officer's and director's education as required by this Item. In addition, please expand your discussion of their specific job responsibilities for jobs held during the past five years.*

We have provided the information pursuant to this comment.

87. *The business experience of each officer or director should include for each position held: the name and responsibilities of each position, the name of the entity with whom the position was held, the business of the entity, and the beginning (and ending) date of each*

position by month and year. The discussion should cover the last five years and any additional period that you voluntarily decide to cover in the disclosure. Please revise the disclosure accordingly.

We have provided the information pursuant to this comment.

Principal Shareholders, page 52

88. *Please revise your response to Item 38 to also address the exercise of warrants.*

We have revised Item 38 pursuant to this comment.

Management Relationships, Transactions and Remuneration, page 53.

89. *We note your response to Item 39(b). We also note that the company conducts business for its officers and directors agencies. Address the services provided to the officers and directors agencies. Also revise to: indicate whether the services provided to the officers and directors agencies are similar to those provided to the other stockholder agencies and franchises.*

We have revised Item 39(b) pursuant to this comment.

90. *In response to 40(a) on page 54 you present total officer compensation paid for the last fiscal year, however, the requirement specifies that you present this information on an individual basis. Revise to list all remuneration by the company to officers, directors and key personnel for the last fiscal year. We may have further comment.*

We have revised Item 40(a) pursuant to this comment.

91. *Please revise to describe the benefits and pay in the senior officers' employment agreements with the company.*

We have revised to describe the benefits and pay pursuant to this comment.

92. *Please disclose any golden parachute type benefits associated with a termination, change in control, or refusal to renew, any employment contract between the company and management. In addition, please expand your discussion of the defined benefit plan to include a discussion of benchmarks under the plan and potential payouts for meeting these benchmarks.*

We have added a description of the termination benefits. We do not have any defined benefit plan.

93.   *Revise your response to Item 41(c) to describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

We have revised Item 41(c) pursuant to this comment.

Management's Discussion and Analysis, page 57

94.   *Revise your response to Item 48 to discuss trends in the company's historical operating results.*

We have revised Item 48 to discuss trends of operating results for the last five years.

95.   *We note your reference to EBITDA under Item 48 on page 58. Please note that EBITDA represents a non-GAAP financial measure as defined by Item 10(h) of Regulation S-B. Please revise your disclosure to eliminate this reference, or provide all of the information required by Item 10(h) of Regulation S-B.*

We have deleted the reference to EBITDA pursuant to this comment.

Financial Statements

96.   *The financial statements should be updated as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date.*

The financial statements are currently up to date. We respectfully request qualification of this offering statement on or prior to January 31, 2006 so that the financial statements will not have to be further updated. Such requirement to update the financial statements would significantly delay and possibly jeopardize the success of the offering.

97.   *Please provide a currently dated accountant's consent in any amendment to the form.*

A currently dated accountant's consent is provided.

Income Statement, page 5

98.   *Revise the financial statements for each period to include a separate statement of changes in stockholders' equity. Please refer to the instructions to Form 1-A which may be obtained at: http://www.sec.gov/about/forins/forml-a.pdf, and revise the financial statements accordingly. Also, please tell us what the distinction between members' equity and accumulated deficit relates to, and explain what the line item titled "KCI reclass" represents.*

We revised the Financial Statements to include a separate statement of changes in stockholders' equity. Accumulated deficit pertains to Keystone Insurers Group, Inc. Members Equity pertains to the Keystone Risk Managers and KIG Financial Services. In 2003, Keystone Capital Investors, LLC ("KCI") was a single member LLC which was solely owned by Keystone Insurers Group, Inc. In 2004, KCI had 78 members of which Keystone Insurers Group, Inc. had a 4.68% interests. Therefore KCI was classified from a wholly-owned subsidiary to an "Investment, Equity Method." See Note on page 12 (Investment, Equity Method).

Note 1 – Summary of Significant Accounting Policies, page 7

99.   Please expand your disclosures with respect to revenue recognition to address each of the four primary criteria in Staff Accounting Bulletin No. 104 and Topic .13.A.I (evidence of an arrangement, delivery or performance, selling price fixed or determinable, collectibility is reasonably assured) as they relate to each significant revenue source for your business. Explain the nature of services provided, describe your customers, and discuss the significant terms and conditions of your contracts.

We expanded the disclosures with respect to revenue recognition. See page 9 of the Financial Statements.

100.   We note that the statement of operations includes revenue categories for profit sharing, commission, and reimbursed expenses, each of which includes an offsetting amount recorded as cost of revenue. Please revise your disclosure to state why these amounts are recorded as revenue in your financial statements. Describe the underlying transactions that give rise to these amounts, and why you believe that such amounts are appropriately recorded as revenue in accordance with the criteria outlined in EITF 99-19 and BITE 01-14.

We revised the disclosures regarding profit sharing, commission income and reimbursed expense income. See page 9 of the Financial Statements. Commission revenue is generated through contracts with various insurance carriers. The expense is due to various insurance agencies because they sold insurance policies on behalf of Keystone Insurers Group, Inc. Therefore, this is revenue of Keystone Insurers Group, Inc. Reimbursed expense income represents expenses shared by the franchisees and agency shareholders that are contracted by and paid through Keystone Insurers Group, Inc. Profit sharing revenue is generated through contracts with various insurance carriers based on premium volume, growth and loss ratios of the agency stockholders and franchisees.

101.   We note that the statement of operations includes "operating income" and "operating expenses", with the net effect of these amounts representing your operating profit. Please

expand your disclosure to clarify what these amounts represent, and how they are calculated and recorded in your financial statements.

We expanded the disclosure to clarify what "operating income" and "operating expenses" represent. See page 9 and 10 of the Financial Statements.

102.   We note your disclosure regarding franchise arrangements. Please revise your disclosure to state how the initial licensing fees are accounted for. Tell us whether the initial licensing fees are non-refundable up-front fees as discussed in Staff Accounting Bulletin Topic 13.A.3.f, and if so, how you evaluated this guidance in determining the appropriate revenue recognition for these amounts.

We revised the disclosure to state how the Initial Licensing Fees are accounted for. See page 10 of the Financial Statements. The Licensing Fees are non-refundable. The Licensing Fee does not include any future service and therefore is included in revenue when awarded.

103.   Please expand your disclosures regarding your business relationships with your franchised locations. It is not apparent how the transactions with your franchised locations impact your financial statements. Note that the user of the financial statements should be able to obtain an understanding of the nature of these relationships without referring to franchise agreements or other documents:

We expanded the disclosures regarding the business relationships with the franchised locations. See page 9 of the Financial Statements.

104.   We note your disclosure of intangible assets. Please revise your disclosure to clarify what capitalized "rights" are comprised of, and why you believe the amounts are appropriately capitalized. Also, please revise' your disclosures to provide the information required by paragraphs 44-47 of FAS 142.

We revised the disclosure of intangible assets as required by FAS 142. See page 11 of the Financial Statements. "Rights" are capitalized because they produce a future revenue stream.

105.   We note that intangible assets include capitalized corporate restructuring costs. Note that wider FAS 146, there is no basis for capitalizing restructuring related expenses. Please revise your financial statements accordingly, or tell us why you believe that no revisions are required.

No revisions are necessary to the Financial Statements as FAS 146 does not apply to immaterial items. The corporate restructuring costs are immaterial to the Financial Statements.

Note 3 — Business Combinations, page 12

106. *We note your disclosure regarding the acquisition of the members' interest in Keystone Risk Managers, LLC. Please revise your disclosures to provide the information required by paragraphs 51-57 of FAS 141.*

We revised the disclosures to provide the information required by FAS 141. See page 15 of the Financial Statements.

Interim Financial Statements

107. *Please revise the interim financial statements, as applicable, for the comments above with respect to the annual financial statements.*

We revised the Interim Financial Statements, as applicable, for the comments above with respect to the annual Financial Statements.

108. *Please remove the compilation report for the interim financial statements, and remove all references to the financial statements being compiled. Note that unlike audited financial statements, compiled financial Statements provide investors with no basis for reliance other than management's representations. Accordingly, the financial statements should be labeled as unaudited with no reference to the compilation.*

We removed the compilation report for the Interim Financial Statements and all references to the Financial Statements being compiled.

109. *Please revise your disclosure to. state why the commission related expenses exceeded the related revenues for the period. We note that these amounts were equivalent for each of the three years ended December 31, 2004. Consider whether disclosure of a known trend is required under Item 48 of Model A to Form 1-A.*

We revised the Interim Financial Statements pursuant to this comment.

110. *We note your disclosure on page 32 regarding the 4-1 stock split and the accompanying distribution of a split warrant for; each share outstanding. Please revise the financial statements to disclose the material terms of the stock split and issuance of the split warrant. We note that it does not appear that any accounting recognition has been given to the issuance of the split warrant in the financial statements. Please tell us how you evaluated the issuance of the split warrant and the specific accounting literature that you considered in this evaluation.*

We believe there is no accounting recognition until the split warrant is exercised. The Interim Financial Statements do not include disclosures.